Filing pursuant to Rule 425 under the U.S. Securities Act of 1933 Filing by: Sony Corporation (SEC File No. 001-6439) Subject Company: So-net Entertainment Corporation

[Translation]

AMENDMENT TO

TENDER OFFER EXPLANATION STATEMENT

August 2012

SONY CORPORATION

(Target: So-net Entertainment Corporation)

AMENDMENT TO TENDER OFFER EXPLANATION STATEMENT

The tender offer pursuant to this amendment to the tender offer explanation statement (the “Amendment”) is subject to the provision of Chapter II-2, Section 1 of the Financial Instruments and Exchange Act of Japan (Act No.25 of 1948, as amended).  The Amendment is prepared in accordance with Article 27-9, Paragraph 3 of the Financial Instruments and Exchange Act of Japan.

[Name of Filing Person]	SONY CORPORATION

[Address of Filing Person]	7-1, Konan 1-choume, Minato-ku, Tokyo

[Place to Contact]	Same as above

[Telephone Number]	03-6748-2111 (main number)

[Name of Contact Person]	Atsuko Murakami, General Manager, Financial Planning Department, Finance Division

[Name of Attorney-in-fact]	Not applicable

[Address of Attorney-in-fact]	Same as above

[Place to Contact]	Same as above

[Telephone Number]	Same as above

[Name of Contact Person]	Same as above

[Location at Which Amendment Is	SONY CORPORATION
Available to Public]	(7-1, Konan 1-choume, Minato-ku, Tokyo)
Tokyo Stock Exchange, Inc. (2-1, Nihonbashi, Kabuto-cho, Chuo-ku, Tokyo)

Note 1:	In this Amendment, the term “Tender Offeror” and the “Company” mean SONY CORPORATION.

Note 2:	In this Amendment, the term “Target” means So-net Entertainment Corporation.

Note 3:	Where the figures in this Amendment are rounded off or rounded down, the amount indicated in the total column may not always coincide with the sum of the relevant figures.

Note 4:	In this Amendment, the term “Act” means the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended).

Note 5:	In this Amendment, the term “Enforcement Order” means the Financial Instruments and Exchange Act Enforcement Order (Cabinet Order No. 321 of 1965, as amended).

Note 6:
In this Amendment, the term “Cabinet Ordinance” means the Cabinet Ordinance Concerning the Disclosure of Tender Offers for Shares, Etc., by Persons Other Than Issuers (Ministry of Finance Ordinance No. 38 of 1990, as amended).

Note 7:	In this Amendment, unless otherwise provided, any indication of a number of days, date or time refers to such number of days, date or time in Japan.

Note 8:
Specific information for U.S. shareholders of Target: The tender offer that is the subject of this Amendment (the “Tender Offer”) will be conducted in accordance with the procedures and information disclosure standards prescribed by Japanese law, and these procedures and information disclosure standards may differ from the procedures and information disclosure standards in the United States.  Neither the U.S. Securities and Exchange Commission nor any securities commission of any State of the United States has (a) approved or disapproved of the Tender Offer, (b) passed upon the merits or fairness of the Tender Offer, or (c) passed upon the adequacy or accuracy of the disclaimers in this Amendment.  Any representation to the contrary is a criminal offence in the United States.

Note 9:
Unless otherwise specified, all procedures relating to the Tender Offer are to be conducted entirely in Japanese.  If all or any part of a document relating to the Tender Offer is prepared in the English language and there is any inconsistency between the English-language documentation and the Japanese-language documentation, the Japanese-language documentation will prevail.

Note 10:
This Amendment and documents incorporated by reference herein include “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that reflect the expectations, assumptions, estimates, and projections of the Tender Offeror and Target about their respective businesses, financial condition and results of operations, as well as their plans and expectations in relation to, and the benefits resulting from, the Tender Offer, the proposed share exchange and business integration of the Tender Offeror and Target corporate groups. When included in this Amendment and documents incorporated by reference, the words “believe,” “expect, ” “plans, ” “strategy, ” “prospects, ” “forecast, ” “estimate, ” “project, ” “anticipate, ” “aim, ” “intend, ” “seek, ” “may, ” “might, ” “could” or “should, ” and words of similar meaning, among others, identify forward looking statements.  Actual results may be substantially different from the express or implied predictions contained herein that constitute “forward-looking statements” due to known or unknown risks, uncertainties or any other factors.  Neither the Tender Offeror nor any of its affiliates makes any assurances that such express or implied predictions that constitute “forward-looking statements” will be achieved.  The “forward-looking statements” contained or incorporated by reference herein have been prepared based on the information possessed by the Tender Offeror as of the date hereof, and, unless otherwise required under applicable laws and regulations, neither the Tender Offeror nor any of its affiliates assumes any obligation to update or revise this document to reflect any future events or circumstances.

Note 11:
Registration Statement on Form F-4: The Company may file a registration statement on Form F-4 (“Form F-4”) with the SEC in connection with the proposed share exchange by the Company for Target shares. The Form F-4 (if filed) will contain a prospectus and other documents. If the Company files the Form F-4 and the SEC declares the Form F-4 effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of Target prior to the shareholders’ meeting of Target at which the proposed share exchange will be voted upon. The Form F-4 and the prospectus (if the Form F-4 is filed) will contain important information about the Company, Target, the relevant share exchange and related matters including the terms and conditions of the share exchange. U.S. shareholders of Target are urged to read the Form F-4, the prospectus and other documents, as they may be amended from time to time, that may be filed with the SEC in connection with the relevant share exchange carefully before they make any decision at the shareholders’ meeting with respect to the share exchange. The Form F-4, the prospectus and all other documents filed with the SEC in connection with the proposed share exchange will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov.  In addition, upon request, the documents can be distributed free of charge.  To make a request, please refer to the following contact information.

Yoshinori Hashitani Vice President, Investor Relations Division Sony Corporation 1-7-1 Konan, Minato-ku, Tokyo, 108-0075, Japan Tel: +81-(0)3-6748-2111	Justin Hill Vice President, Investor Relations Sony Corporation of America 550 Madison Avenue, 27th Floor New York, NY 10022-3211, USA Telephone: +1-212-833-6722

1.	Reason for Amending Tender Offer Explanation Statement.

Under Article 27-8, Paragraph 1 of the Act, the Tender Offeror filed an amendment to its tender offer registration statement, which was filed on August 10, 2012.  Following such filing of the amendment, the Tender Offeror hereby amends part of the statements in the tender offer explanation statement, under Article 27-9, Paragraph 3 of the Act and Article 24, Paragraph 5 of the Cabinet Ordinance.

2.	Amended Items.

PART III.	SHARES HELD AND TRADED BY TENDER OFFEROR AND SPECIAL RELATED PARTIES.

1.	Breakdown of Ownership of Shares.

(1)	Total Shares Held by Tender Offeror and Special Related Parties.
(3)	Shares Held by Special Related Parties (Total Number of Shares Held by Special Related Parties).
(4)	Shares Held by Special Related Parties (Breakdown by Each Special Related Party).
(i)	Party Having Special Relationship.
(ii)	Number of Shares, Etc., Owned.

3.	Original and Amendment.

The following items consist of (i) part of the original, which is stated immediately preceding the newly added statements, and (ii) the amendment, which integrates the newly added statements into the original statements.  The newly added statements are underlined.

PART III.  SHARES HELD AND TRADED BY TENDER OFFEROR AND SPECIAL RELATED PARTIES.

1.	Breakdown of Ownership of Shares.

(1)	Total Shares Held by Tender Offeror and Special Related Parties.
(Pre-amendment)

(as of August 10, 2012)
	Number of Shares, etc., Owned	Number of Shares, etc., falling under Item 2 of Paragraph 1 of Article 7 of the Enforcement Order	Number of Shares, etc., falling under Item 3 of Paragraph 1 of Article 7 of the Enforcement Order
Shares	148,810 (voting rights)	― (voting rights)	― (voting rights)
Stock Acquisition Rights	732	―	―
Corporate Bonds with Stock Acquisition Rights	―	―	―
Trust Beneficiary Securities ( )	―	―	―
Depository Receipts for Securities ( )	―	―	―
Total	149,542	―	―
Total Number of Shares, etc., Owned	149,542	―	―
(Total Number of Dilutive Shares, etc., Owned)	(732)	―	―

(Note) “Number of Shares, etc., Owned” above includes the voting rights represented by shares owned by the Small Scale Owners (i.e., 518 voting rights).  “(g) Number of Voting Rights Represented by Shares Held by Special Related Parties (as of August 10, 2012)”, in “5. Ownership Percentage After Tender Offer” of “Part I. Terms and Conditions of Tender Offer”, does not include the number of such voting rights.

(Post-amendment)
 (as of August 10, 2012)
	Number of Shares, etc., Owned	Number of Shares, etc., falling under Item 2 of Paragraph 1 of Article 7 of the Enforcement Order	Number of Shares, etc., falling under Item 3 of Paragraph 1 of Article 7 of the Enforcement Order
Shares	148,855 (voting rights)	― (voting rights)	― (voting rights)
Stock Acquisition Rights	776	―	―
Corporate Bonds with Stock Acquisition Rights	―	―	―
Trust Beneficiary Securities ( )	―	―	―
Depository Receipts for Securities ( )	―	―	―
Total	149,631	―	―
Total Number of Shares, etc., Owned	149,631	―	―
(Total Number of Dilutive Shares, etc., Owned)	(776)	―	―

(Note) “Number of Shares, etc., Owned” above includes the voting rights represented by shares owned by the Small Scale Owners (i.e., 607 voting rights). “(g) Number of Voting Rights Represented by Shares Held by Special Related Parties (as of August 10, 2012)”, in “5. Ownership Percentage After Tender Offer” of “Part I. Terms and Conditions of Tender Offer”, does not include the number of such voting rights.

(3)	Shares Held by Special Related Parties (Total Number of Shares Held by Special Related Parties).
(Pre-amendment)
(as of August 10, 2012)
	Number of Shares, etc., Owned	Number of Shares, etc., falling under Item 2 of Paragraph 1 of Article 7 of the Enforcement Order	Number of Shares, etc., falling under Item 3 of Paragraph 1 of Article 7 of the Enforcement Order
Shares	32,250 (voting rights)	― (voting rights)	― (voting rights)
Stock Acquisition Rights	732	―	―
Corporate Bonds with Stock Acquisition Rights	―	―	―
Trust Beneficiary Securities ( )	―	―	―
Depository Receipts for Securities ( )	―	―	―
Total	32,982	―	―
Total Number of Shares, etc., Owned	32,982	―	―
(Total Number of Dilutive Shares, etc., Owned)	(732)	―	―

(Note) “Number of Shares, etc., Owned” above includes the voting rights represented by shares owned by the Small Scale Owners (i.e., 518 voting rights).  “(g) Number of Voting Rights Represented by Shares Held by Special Related Parties (as of August 10, 2012)”, in “5 Ownership Percentage After Tender Offer” of “Part I. Terms and Conditions of Tender Offer”, does not include the number of such voting rights.

(Post-amendment)
 (as of August 10, 2012)
	Number of Shares, etc., Owned	Number of Shares, etc., falling under Item 2 of Paragraph 1 of Article 7 of the Enforcement Order	Number of Shares, etc., falling under Item 3 of Paragraph 1 of Article 7 of the Enforcement Order
Shares	32,295 (voting rights)	― (voting rights)	― (voting rights)
Stock Acquisition Rights	776	―	―
Corporate Bonds with Stock Acquisition Rights	―	―	―
Trust Beneficiary Securities ( )	―	―	―
Depository Receipts for Securities ( )	―	―	―
Total	33,071	―	―
Total Number of Shares, etc., Owned	33,071	―	―
(Total Number of Dilutive Shares, etc., Owned)	(776)	―	―

(Note) “Number of Shares, etc., Owned” above includes the voting rights represented by shares owned by the Small Scale Owners (i.e., 607 voting rights).  “(g) Number of Voting Rights Represented by Shares Held by Special Related Parties (as of August 10, 2012)”, in “5 Ownership Percentage After Tender Offer” of “Part I. Terms and Conditions of Tender Offer”, does not include the number of such voting rights.

(4)	Shares Held by Special Related Parties (Breakdown by Each Special Related Party).

(i)	Party Having Special Relationship.
(Pre-amendment)
<Omitted>
(as of August 10, 2012)
Name	Masanao Yoshimura
Address of Location	2-1-1 Osaki, Shinagawa-ku, Tokyo, Japan (The address of the Target)
Occupation or Business	Full-time statutory auditor of the Target
Contact	2-1-1 Osaki, Shinagawa-ku, Tokyo, Japan Akio Kukuminato, General Manager, Corporate Planning Department, So-net Entertainment Corporation (03-5745-1500)
Relationship with the Tender Offeror	Statutory auditor of the company having a special capital relationship with the Tender Offeror

(Post-amendment)
<Omitted>
(as of August 10, 2012)
Name	Masanao Yoshimura
Address of Location	2-1-1 Osaki, Shinagawa-ku, Tokyo, Japan (The address of the Target)
Occupation or Business	Full-time statutory auditor of the Target
Contact	2-1-1 Osaki, Shinagawa-ku, Tokyo, Japan Akio Kukuminato, General Manager, Corporate Planning Department, So-net Entertainment Corporation (03-5745-1500)
Relationship with the Tender Offeror	Statutory auditor of the company having a special capital relationship with the Tender Offeror

(as of August 10, 2012)
Name	Shuhei Ueda
Address of Location	2-1-1 Osaki, Shinagawa-ku, Tokyo, Japan (The address of Gamepot Inc.)
Occupation or Business	Representative Director of Gamepot Inc.
Contact	2-1-1 Osaki, Shinagawa-ku, Tokyo, Japan Akio Kukuminato, General Manager, Corporate Planning Department, So-net Entertainment Corporation (03-5745-1500)
Relationship with the Tender Offeror	Director of the company having a special capital relationship with the Tender Offeror

(as of August 10, 2012)
Name	Junichi Kurihara
Address of Location	2-1-1 Osaki, Shinagawa-ku, Tokyo, Japan (The address of Gamepot Inc.)
Occupation or Business	Director of Gamepot Inc.
Contact	2-1-1 Osaki, Shinagawa-ku, Tokyo, Japan Akio Kukuminato, General Manager, Corporate Planning Department, So-net Entertainment Corporation (03-5745-1500)
Relationship with the Tender Offeror	Director of the company having a special capital relationship with the Tender Offeror

(as of August 10, 2012)
Name	Satoshi Hoyano
Address of Location	2-1-1 Osaki, Shinagawa-ku, Tokyo, Japan (The address of So-net Media Networks Corporation)
Occupation or Business	Representative Director of So-net Media Networks Corporation
Contact	2-1-1 Osaki, Shinagawa-ku, Tokyo, Japan Akio Kukuminato, General Manager, Corporate Planning Department, So-net Entertainment Corporation (03-5745-1500)
Relationship with the Tender Offeror	Director of the company having a special capital relationship with the Tender Offeror

(as of August 10, 2012)
Name	Fumihide Miyaguchi
Address of Location	2-1-1 Osaki, Shinagawa-ku, Tokyo, Japan (The address of So-net Media Networks Corporation)
Occupation or Business	Director of So-net Media Networks Corporation
Contact	2-1-1 Osaki, Shinagawa-ku, Tokyo, Japan Akio Kukuminato, General Manager, Corporate Planning Department, So-net Entertainment Corporation (03-5745-1500)
Relationship with the Tender Offeror	Director of the company having a special capital relationship with the Tender Offeror

(as of August 10, 2012)
Name	Yoshitaka Nakao
Address of Location	2-1-1 Osaki, Shinagawa-ku, Tokyo, Japan (The address of So-net Media Networks Corporation)
Occupation or Business	Director of So-net Media Networks Corporation
Contact	2-1-1 Osaki, Shinagawa-ku, Tokyo, Japan Akio Kukuminato, General Manager, Corporate Planning Department, So-net Entertainment Corporation (03-5745-1500)
Relationship with the Tender Offeror	Director of the company having a special capital relationship with the Tender Offeror

(as of August 10, 2012)
Name	Takeshi Jibiki
Address of Location	2-1-1 Osaki, Shinagawa-ku, Tokyo, Japan (The address of So-net Media Networks Corporation)
Occupation or Business	Director of So-net Media Networks Corporation
Contact	2-1-1 Osaki, Shinagawa-ku, Tokyo, Japan Akio Kukuminato, General Manager, Corporate Planning Department, So-net Entertainment Corporation (03-5745-1500)
Relationship with the Tender Offeror	Director of the company having a special capital relationship with the Tender Offeror

(as of August 10, 2012)
Name	Junichi Fujita
Address of Location	1-14-10 Higashi Gotanda, Shinagawa ku, Tokyo, Japan (The address of MotionPortrait, Inc.)
Occupation or Business	Representative Director of MotionPortrait, Inc.
Contact	2-1-1 Osaki, Shinagawa-ku, Tokyo, Japan Akio Kukuminato, General Manager, Corporate Planning Department, So-net Entertainment Corporation (03-5745-1500)
Relationship with the Tender Offeror	Director of the company having a special capital relationship with the Tender Offeror

(as of August 10, 2012)
Name	Hideki Nakano
Address of Location	2-1-1 Osaki, Shinagawa-ku, Tokyo, Japan (The address of Dragon Media Holdings LLC)
Occupation or Business	Executive officer of Dragon Media Holdings LLC
Contact	2-1-1 Osaki, Shinagawa-ku, Tokyo, Japan Akio Kukuminato, General Manager, Corporate Planning Department, So-net Entertainment Corporation (03-5745-1500)
Relationship with the Tender Offeror	Director of the company having a special capital relationship with the Tender Offeror

(as of August 10, 2012)
Name	Takashi Miyamoto
Address of Location	5-26-22 Higashi Ooi, Shinagawa-ku, Tokyo, Japan (The address of Coreedge Inc.)
Occupation or Business	Representative Director of Coreedge Inc.
Contact	2-1-1 Osaki, Shinagawa-ku, Tokyo, Japan Akio Kukuminato, General Manager, Corporate Planning Department, So-net Entertainment Corporation (03-5745-1500)
Relationship with the Tender Offeror	Director of the company having a special capital relationship with the Tender Offeror

(as of August 10, 2012)
Name	Katsuhiko Oka
Address of Location	44 Church Street, Hamilton HM 12, Bermuda (The address of SA Reinsurance Ltd.)
Occupation or Business	Director of SA Reinsurance Ltd.
Contact	1-7-1, Konan, Minato-ku, Tokyo, Japan Atsuko Murakami, General Manager, Financial Planning Department, Finance Division, Sony Corporation (03-6748-2111)
Relationship with the Tender Offeror	Director of the company having a special capital relationship with the Tender Offeror

(as of August 10, 2012)
Name	Fujio Kobayashi
Address of Location	1-31-1, Nishi-gotanda, Shinagawa-ku, Tokyo (The address of Sony Supply Chain Solutions, Inc.)
Occupation or Business	Full-time statutory auditor of Sony Supply Chain Solutions, Inc.
Contact	1-7-1, Konan, Minato-ku, Tokyo, Japan Atsuko Murakami, General Manager, Financial Planning Department, Finance Division, Sony Corporation (03-6748-2111)
Relationship with the Tender Offeror	Statutory auditor of the company having a special capital relationship with the Tender Offeror

(as of August 10, 2012)
Name	Yasuki Nakagawa
Address of Location	1-31-1, Nishi-gotanda, Shinagawa-ku, Tokyo (The address of Sony Supply Chain Solutions, Inc.)
Occupation or Business	Part-time statutory auditor of Sony Supply Chain Solutions, Inc.
Contact	1-7-1, Konan, Minato-ku, Tokyo, Japan Atsuko Murakami, General Manager, Financial Planning Department, Finance Division, Sony Corporation (03-6748-2111)
Relationship with the Tender Offeror	Statutory auditor of the company having a special capital relationship with the Tender Offeror

(as of August 10, 2012)
Name	Tetsuo Maruyama
Address of Location	6F, Ebisu East Bldg, 1-13-7 Hiroo, Shibuya-ku, Tokyo (The address of SOCRATTO Inc.)
Occupation or Business	Representative Director of SOCRATTO Inc.
Contact	1-7-1, Konan, Minato-ku, Tokyo, Japan Atsuko Murakami, General Manager, Financial Planning Department, Finance Division, Sony Corporation (03-6748-2111)
Relationship with the Tender Offeror	Director of the company having a special capital relationship with the Tender Offeror

(ii)	Number of Shares, Etc., Owned.

(Pre-amendment)
<Omitted>
Masanao Yoshimura	(as of August 10, 2012)
	Number of Shares, etc., Owned		Number of Shares, etc., falling under Item 2 of Paragraph 1 of Article 7 of the Enforcement Order	Number of Shares, etc., falling under Item 3 of Paragraph 1 of Article 7 of the Enforcement Order
Shares	1 (voting rights)		― (voting rights)	― (voting rights)
Stock Acquisition Rights	―		―	―
Corporate Bonds with Stock Acquisition Rights	―		―	―
Trust Beneficiary Securities ( )	―		―	―
Depository Receipts for Securities ( )	―		―	―
Total	1			―
Total Number of Shares, etc., Owned	1		―	―
(Total Number of Dilutive Shares, etc., Owned)	(―	)	―	―
(Note)  Masanao Yoshimura is considered to be a Small Scale Owner, and “(g) Number of Voting Rights Represented by Shares Held by Special Related Parties (as of August 10, 2012)”, in “5. Ownership Percentage After Tender Offer” of “Part I. Terms and Conditions of Tender Offer”, does not include the “Number of Shares, etc., Owned” above.

(Post-amendment)
<Omitted>
Masanao Yoshimura	(as of August 10, 2012)

	Number of Shares, etc., Owned		Number of Shares, etc., falling under Item 2 of Paragraph 1 of Article 7 of the Enforcement Order	Number of Shares, etc., falling under Item 3 of Paragraph 1 of Article 7 of the Enforcement Order
Shares	1 (voting rights)		― (voting rights)	― (voting rights)
Stock Acquisition Rights	―		―	―
Corporate Bonds with Stock Acquisition Rights	―		―	―
Trust Beneficiary Securities ( )	―		―	―
Depository Receipts for Securities ( )	―		―	―
Total	1			―
Total Number of Shares, etc., Owned	1		―	―
(Total Number of Dilutive Shares, etc., Owned)	(―	)	―	―
(Note)  Masanao Yoshimura is considered to be a Small Scale Owner, and “(g) Number of Voting Rights Represented by Shares Held by Special Related Parties (as of August 10, 2012)”, in “5. Ownership Percentage After Tender Offer” of “Part I. Terms and Conditions of Tender Offer”, does not include the “Number of Shares, etc., Owned” above.

Shuhei Ueda	(as of August 10, 2012)
	Number of Shares, etc., Owned	Number of Shares, etc., falling under Item 2 of Paragraph 1 of Article 7 of the Enforcement Order	Number of Shares, etc., falling under Item 3 of Paragraph 1 of Article 7 of the Enforcement Order
Shares	― (voting rights)	― (voting rights)	― (voting rights)
Stock Acquisition Rights	7	―	―
Corporate Bonds with Stock Acquisition Rights	―	―	―
Trust Beneficiary Securities ( )	―	―	―
Depository Receipts for Securities ( )	―	―	―
Total	7		―
Total Number of Shares, etc., Owned	7	―	―
(Total Number of Dilutive Shares, etc., Owned)	(7)	―	―
(Note)  Shuhei Ueda is considered to be a Small Scale Owner, and “(g) Number of Voting Rights Represented by Shares Held by Special Related Parties (as of August 10, 2012)”, in “5. Ownership Percentage After Tender Offer” of “Part I. Terms and Conditions of Tender Offer”, does not include the “Number of Shares, etc., Owned” above.

Junichi Kurihara	(as of August 10, 2012)
	Number of Shares, etc., Owned	Number of Shares, etc., falling under Item 2 of Paragraph 1 of Article 7 of the Enforcement Order	Number of Shares, etc., falling under Item 3 of Paragraph 1 of Article 7 of the Enforcement Order
Shares	― (voting rights)	― (voting rights)	― (voting rights)
Stock Acquisition Rights	5	―	―
Corporate Bonds with Stock Acquisition Rights	―	―	―
Trust Beneficiary Securities ( )	―	―	―
Depository Receipts for Securities ( )	―	―	―
Total	5		―
Total Number of Shares, etc., Owned	5	―	―
(Total Number of Dilutive Shares, etc., Owned)	(5)	―	―
(Note)  Junichi Kurihara is considered to be a Small Scale Owner, and “(g) Number of Voting Rights Represented by Shares Held by Special Related Parties (as of August 10, 2012)”, in “5. Ownership Percentage After Tender Offer” of “Part I. Terms and Conditions of Tender Offer”, does not include the “Number of Shares, etc., Owned” above.

Satoshi Hoyano	(as of August 10, 2012)
	Number of Shares, etc., Owned	Number of Shares, etc., falling under Item 2 of Paragraph 1 of Article 7 of the Enforcement Order	Number of Shares, etc., falling under Item 3 of Paragraph 1 of Article 7 of the Enforcement Order
Shares	― (voting rights)	― (voting rights)	― (voting rights)
Stock Acquisition Rights	7	―	―
Corporate Bonds with Stock Acquisition Rights	―	―	―
Trust Beneficiary Securities ( )	―	―	―
Depository Receipts for Securities ( )	―	―	―
Total	7		―
Total Number of Shares, etc., Owned	7	―	―
(Total Number of Dilutive Shares, etc., Owned)	(7)	―	―
(Note)  Satoshi Hoyano is considered to be a Small Scale Owner, and “(g) Number of Voting Rights Represented by Shares Held by Special Related Parties (as of August 10, 2012)”, in “5. Ownership Percentage After Tender Offer” of “Part I. Terms and Conditions of Tender Offer”, does not include the “Number of Shares, etc., Owned” above.

Fumihide Miyaguchi	(as of August 10, 2012)
	Number of Shares, etc., Owned	Number of Shares, etc., falling under Item 2 of Paragraph 1 of Article 7 of the Enforcement Order	Number of Shares, etc., falling under Item 3 of Paragraph 1 of Article 7 of the Enforcement Order
Shares	― (voting rights)	― (voting rights)	― (voting rights)
Stock Acquisition Rights	5	―	―
Corporate Bonds with Stock Acquisition Rights	―	―	―
Trust Beneficiary Securities ( )	―	―	―
Depository Receipts for Securities ( )	―	―	―
Total	5		―
Total Number of Shares, etc., Owned	5	―	―
(Total Number of Dilutive Shares, etc., Owned)	(5)	―	―
(Note)  Fumihide Miyaguchi is considered to be a Small Scale Owner, and “(g) Number of Voting Rights Represented by Shares Held by Special Related Parties (as of August 10, 2012)”, in “5. Ownership Percentage After Tender Offer” of “Part I. Terms and Conditions of Tender Offer”, does not include the “Number of Shares, etc., Owned” above.

Yoshitaka Nakao	(as of August 10, 2012)
	Number of Shares, etc., Owned	Number of Shares, etc., falling under Item 2 of Paragraph 1 of Article 7 of the Enforcement Order	Number of Shares, etc., falling under Item 3 of Paragraph 1 of Article 7 of the Enforcement Order
Shares	― (voting rights)	― (voting rights)	― (voting rights)
Stock Acquisition Rights	5	―	―
Corporate Bonds with Stock Acquisition Rights	―	―	―
Trust Beneficiary Securities ( )	―	―	―
Depository Receipts for Securities ( )	―	―	―
Total	5		―
Total Number of Shares, etc., Owned	5	―	―
(Total Number of Dilutive Shares, etc., Owned)	(5)	―	―
(Note)  Yoshitaka Nakao is considered to be a Small Scale Owner, and “(g) Number of Voting Rights Represented by Shares Held by Special Related Parties (as of August 10, 2012)”, in “5. Ownership Percentage After Tender Offer” of “Part I. Terms and Conditions of Tender Offer”, does not include the “Number of Shares, etc., Owned” above.

Takeshi Jibiki	(as of August 10, 2012)
	Number of Shares, etc., Owned		Number of Shares, etc., falling under Item 2 of Paragraph 1 of Article 7 of the Enforcement Order	Number of Shares, etc., falling under Item 3 of Paragraph 1 of Article 7 of the Enforcement Order
Shares	3 (voting rights)		― (voting rights)	― (voting rights)
Stock Acquisition Rights	―		―	―
Corporate Bonds with Stock Acquisition Rights	―		―	―
Trust Beneficiary Securities ( )	―		―	―
Depository Receipts for Securities ( )	―		―	―
Total	3			―
Total Number of Shares, etc., Owned	3		―	―
(Total Number of Dilutive Shares, etc., Owned)	(―	)	―	―
(Note)  Takeshi Jibiki is considered to be a Small Scale Owner, and “(g) Number of Voting Rights Represented by Shares Held by Special Related Parties (as of August 10, 2012)”, in “5. Ownership Percentage After Tender Offer” of “Part I. Terms and Conditions of Tender Offer”, does not include the “Number of Shares, etc., Owned” above.

Junichi Fujita	(as of August 10, 2012)
	Number of Shares, etc., Owned	Number of Shares, etc., falling under Item 2 of Paragraph 1 of Article 7 of the Enforcement Order	Number of Shares, etc., falling under Item 3 of Paragraph 1 of Article 7 of the Enforcement Order
Shares	― (voting rights)	― (voting rights)	― (voting rights)
Stock Acquisition Rights	5	―	―
Corporate Bonds with Stock Acquisition Rights	―	―	―
Trust Beneficiary Securities ( )	―	―	―
Depository Receipts for Securities ( )	―	―	―
Total	5		―
Total Number of Shares, etc., Owned	5	―	―
(Total Number of Dilutive Shares, etc., Owned)	(5)	―	―
(Note)  Junichi Fujita is considered to be a Small Scale Owner, and “(g) Number of Voting Rights Represented by Shares Held by Special Related Parties (as of August 10, 2012)”, in “5. Ownership Percentage After Tender Offer” of “Part I. Terms and Conditions of Tender Offer”, does not include the “Number of Shares, etc., Owned” above.

Hideki Nakano	(as of August 10, 2012)
	Number of Shares, etc., Owned	Number of Shares, etc., falling under Item 2 of Paragraph 1 of Article 7 of the Enforcement Order	Number of Shares, etc., falling under Item 3 of Paragraph 1 of Article 7 of the Enforcement Order
Shares	4 (voting rights)	― (voting rights)	― (voting rights)
Stock Acquisition Rights	5	―	―
Corporate Bonds with Stock Acquisition Rights	―	―	―
Trust Beneficiary Securities ( )	―	―	―
Depository Receipts for Securities ( )	―	―	―
Total	9		―
Total Number of Shares, etc., Owned	9	―	―
(Total Number of Dilutive Shares, etc., Owned)	(5)	―	―
(Note)  Hideki Nakano is considered to be a Small Scale Owner, and “(g) Number of Voting Rights Represented by Shares Held by Special Related Parties (as of August 10, 2012)”, in “5. Ownership Percentage After Tender Offer” of “Part I. Terms and Conditions of Tender Offer”, does not include the “Number of Shares, etc., Owned” above.

Takashi Miyamoto	(as of August 10, 2012)
	Number of Shares, etc., Owned	Number of Shares, etc., falling under Item 2 of Paragraph 1 of Article 7 of the Enforcement Order	Number of Shares, etc., falling under Item 3 of Paragraph 1 of Article 7 of the Enforcement Order
Shares	― (voting rights)	― (voting rights)	― (voting rights)
Stock Acquisition Rights	5	―	―
Corporate Bonds with Stock Acquisition Rights	―	―	―
Trust Beneficiary Securities ( )	―	―	―
Depository Receipts for Securities ( )	―	―	―
Total	5		―
Total Number of Shares, etc., Owned	5	―	―
(Total Number of Dilutive Shares, etc., Owned)	(5)	―	―
(Note)  Takashi Miyamoto is considered to be a Small Scale Owner, and “(g) Number of Voting Rights Represented by Shares Held by Special Related Parties (as of August 10, 2012)”, in “5. Ownership Percentage After Tender Offer” of “Part I. Terms and Conditions of Tender Offer”, does not include the “Number of Shares, etc., Owned” above.

Katsuhiko Oka	(as of August 10, 2012)
	Number of Shares, etc., Owned		Number of Shares, etc., falling under Item 2 of Paragraph 1 of Article 7 of the Enforcement Order	Number of Shares, etc., falling under Item 3 of Paragraph 1 of Article 7 of the Enforcement Order
Shares	22 (voting rights)		― (voting rights)	― (voting rights)
Stock Acquisition Rights	―		―	―
Corporate Bonds with Stock Acquisition Rights	―		―	―
Trust Beneficiary Securities ( )	―		―	―
Depository Receipts for Securities ( )	―		―	―
Total	22			―
Total Number of Shares, etc., Owned	22		―	―
(Total Number of Dilutive Shares, etc., Owned)	(―	)	―	―
(Note)  Katsuhiko Oka is considered to be a Small Scale Owner, and “(g) Number of Voting Rights Represented by Shares Held by Special Related Parties (as of August 10, 2012)”, in “5. Ownership Percentage After Tender Offer” of “Part I. Terms and Conditions of Tender Offer”, does not include the “Number of Shares, etc., Owned” above.

Fujio Kobayashi	(as of August 10, 2012)
	Number of Shares, etc., Owned		Number of Shares, etc., falling under Item 2 of Paragraph 1 of Article 7 of the Enforcement Order	Number of Shares, etc., falling under Item 3 of Paragraph 1 of Article 7 of the Enforcement Order
Shares	10 (voting rights)		― (voting rights)	― (voting rights)
Stock Acquisition Rights	―		―	―
Corporate Bonds with Stock Acquisition Rights	―		―	―
Trust Beneficiary Securities ( )	―		―	―
Depository Receipts for Securities ( )	―		―	―
Total	10			―
Total Number of Shares, etc., Owned	10		―	―
(Total Number of Dilutive Shares, etc., Owned)	(―	)	―	―
(Note)  Fujio Kobayashi is considered to be a Small Scale Owner, and “(g) Number of Voting Rights Represented by Shares Held by Special Related Parties (as of August 10, 2012)”, in “5. Ownership Percentage After Tender Offer” of “Part I. Terms and Conditions of Tender Offer”, does not include the “Number of Shares, etc., Owned” above.

Yasuki Nakagawa	(as of August 10, 2012)
	Number of Shares, etc., Owned		Number of Shares, etc., falling under Item 2 of Paragraph 1 of Article 7 of the Enforcement Order	Number of Shares, etc., falling under Item 3 of Paragraph 1 of Article 7 of the Enforcement Order
Shares	3 (voting rights)		― (voting rights)	― (voting rights)
Stock Acquisition Rights	―		―	―
Corporate Bonds with Stock Acquisition Rights	―		―	―
Trust Beneficiary Securities ( )	―		―	―
Depository Receipts for Securities ( )	―		―	―
Total	3			―
Total Number of Shares, etc., Owned	3		―	―
(Total Number of Dilutive Shares, etc., Owned)	(―	)	―	―
(Note)  Yasuki Nakagawa is considered to be a Small Scale Owner, and “(g) Number of Voting Rights Represented by Shares Held by Special Related Parties (as of August 10, 2012)”, in “5. Ownership Percentage After Tender Offer” of “Part I. Terms and Conditions of Tender Offer”, does not include the “Number of Shares, etc., Owned” above.

Tetsuo Maruyama	(as of August 10, 2012)
	Number of Shares, etc., Owned		Number of Shares, etc., falling under Item 2 of Paragraph 1 of Article 7 of the Enforcement Order	Number of Shares, etc., falling under Item 3 of Paragraph 1 of Article 7 of the Enforcement Order
Shares	3 (voting rights)		― (voting rights)	― (voting rights)
Stock Acquisition Rights	―		―	―
Corporate Bonds with Stock Acquisition Rights	―		―	―
Trust Beneficiary Securities ( )	―		―	―
Depository Receipts for Securities ( )	―		―	―
Total	3			―
Total Number of Shares, etc., Owned	3		―	―
(Total Number of Dilutive Shares, etc., Owned)	(―	)	―	―
(Note)  Tetsuo Maruyama is considered to be a Small Scale Owner, and “(g) Number of Voting Rights Represented by Shares Held by Special Related Parties (as of August 10, 2012)”, in “5. Ownership Percentage After Tender Offer” of “Part I. Terms and Conditions of Tender Offer”, does not include the “Number of Shares, etc., Owned” above.